UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum Thrift Plan
Table of Contents
December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 24, 2026
To the Participants and Plan Administrator
Marathon Petroleum Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Participants and Plan Administrator
Marathon Petroleum Thrift Plan
June 24, 2026
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Cincinnati, Ohio

We have served as the Plan’s auditor since 2024.

Marathon Petroleum Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Assets:
Investments, at fair value	$9,139,569,561	$7,827,011,545
Investments, at contract value (See Note 4)	306,375,353	381,137,908
Total investments	9,445,944,914	8,208,149,453
Notes receivable from participants	120,028,419	116,114,024
Employer contributions receivable	625,969	643,366
Other	80,803	226,301
Total assets	$9,566,680,105	$8,325,133,144
Net assets available for benefits	$9,566,680,105	$8,325,133,144
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions:
Additions to net assets attributed to:
Investment income
Net increase in fair value of investments	$1,393,329,468
Interest	8,738,182
Dividends	87,075,517
Total investment income	1,489,143,167
Interest income from notes receivable from participants	8,447,843
Contributions:
Participants	303,877,175
Employer	190,606,180
Rollovers	85,511,057
Total contributions	579,994,412
Total additions	2,077,585,422

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	833,026,399
Plan expenses	3,012,062
Total deductions	836,038,461

Increase in assets available for benefits	1,241,546,961

Net assets available for benefits:
Beginning of year	8,325,133,144
End of year	$9,566,680,105

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.    Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) is provided for general informational purposes only. Plan participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution retirement plan sponsored by Marathon Petroleum Company LP (the “Company”). The Plan generally covers employees of the Company and other related employers that the Company has authorized to participate in the Plan. Eligible employees may participate in the Plan by electing to make contributions in accordance with procedures established by the Plan Administrator. Effective April 8, 2024, newly hired and rehired eligible employees are automatically enrolled in the Plan, unless they affirmatively opt-out of making contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a safe harbor type plan under Section 401(k)(12) of the Internal Revenue Code of 1986, as amended (“Code”).
Contributions
Participants may contribute up to a total of 75% of their eligible pay to the Plan in the form of pre-tax, Roth, after-tax and catch-up contributions, provided the amounts do not exceed the annual Code limits. Participants who are “highly compensated employees” within the meaning of Section 414(q) of the Code may contribute only up to 6% of their eligible pay in the form of after-tax contributions. Only those participants who are at least age 50 during the Plan Year (the calendar year) may make catch-up contributions. Effective January 1, 2026, if a catch-up eligible participant’s prior year W-2 wages from the Company or an affiliate thereof exceed a dollar threshold (for 2026 the threshold is $150,000 in 2025 W-2 wages), the participant may only make catch-up contributions on a Roth basis and once the participant’s deferrals reach the regular deferrals limit for the year (for 2026 the limit is $24,500) any catch-up contributions made by the participant for that year will automatically be deemed to be Roth type catch-up contributions. All contributions are subject to Plan restrictions and limitations under the Code, including the annual compensation limit under Section 401(a)(17) of the Code. Participants may also make rollover contributions or direct-plan transfer contributions in accordance with the terms of the Plan.
The Company makes matching contributions on eligible participant contributions up to a maximum of 6% of eligible pay at the rate of $1.17 per dollar contributed.
Effective January 1, 2024, participants who make qualified student loans payments (“QSLPs”) during a Plan Year (the calendar year) are eligible to have those QSLPs treated as elective deferrals eligible for matching contributions under the Plan.
Valuation of Participant Accounts
Each participant’s Plan account is (a) credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses) based on the participant’s relative investment holdings, and (b) charged with an allocation of investment and administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are fully and immediately vested in their contributions and Company matching contributions made on or after January 1, 2016, plus actual earnings thereon. For Company matching contributions made prior to January 1, 2016: (1) participants who were actively employed by the Company or an affiliate thereof on August 1, 2024, and who were not fully vested in such contributions prior to August 1, 2024, are fully vested in such contributions, effective August 1, 2024; and (2) all other participants generally become fully vested in these Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Marathon Petroleum Retirement Plan (a separate tax-qualified retirement plan maintained by the Company); upon death or disability while actively employed; after three years of service with the Company or its affiliates; upon attainment of age 65 while actively employed; or upon termination or partial termination of the Plan. Certain employer nonelective contributions and employer matching contributions previously made under the merged Andeavor 401(k) Plan and the merged Andeavor Retail 401(k) Plan remain subject to separate vesting schedules that were provided under such merged plans and that were incorporated into the Plan as part of the plans’ merger. For Company nonelective contributions previously made for certain Speedway LLC employees: (1) participants who were actively employed by the Company or an affiliate thereof on August 1, 2024, and who were not fully vested in such contributions prior to August 1, 2024, are fully vested in such contributions, effective August 1, 2024; and (2) all other participants generally become fully vested in such contributions, plus actual earnings thereon upon the earliest of the following: upon death or disability of an actively employed participant; after three years of service with Speedway LLC or its affiliates; upon attainment of age 65 while actively employed; or upon the termination or partial termination of the Plan.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participant Loans
Participants may borrow from their Plan accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant is limited to two outstanding loans. The loans are collateralized by the balance in the participants’ accounts and bear interest rates that currently range from 3.25% to 9.50%, determined in accordance with Plan provisions. Principal and interest are paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and terminated participants.
Hardship Withdrawals
Active participants may take hardship withdrawals from the portion of their Plan accounts consisting of elective deferrals, rollovers and after-tax contributions if they incur immediate and severe financial needs (as defined in the Plan document) that cannot be met through other available withdrawal options in the Plan, including available participant loan provisions. Hardship withdrawals cannot be taken from participants’ other Plan account portions. The amount of the hardship withdrawal cannot exceed the amount of the financial need plus an additional amount to cover taxes and any anticipated penalties. Participants may continue their contributions to the Plan and receive the Company matching contributions on those contributions without interruption after the effective date of their hardship withdrawal.
Payment of Benefits
A participant whose employment is terminated may elect to receive a lump-sum distribution of the participant’s account or may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 73. As permitted by the Code, mandatory distributions in excess of $1,000 and no more than $7,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. Participants, excluding alternate payees, may withdraw all or any portion of the remaining balance in his or her account subject to certain restrictions. An installment settlement option is available to terminated participants and spouse beneficiaries subject to certain requirements and restrictions.
Forfeitures
Non-vested participants who terminate employment with the Company and its affiliates will forfeit their unvested pre-2016 Company matching contributions, any unvested merged plan employer nonelective and employer matching contributions, and any unvested employer nonelective contributions made for certain Speedway LLC employees, and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan or (2) they do not return to employment with the Company or any of its affiliates within five years of termination. Forfeited amounts and earnings thereon are eligible for reinstatement, should a participant return to employment with the Company or any of its affiliates prior to the limitation provided for under the Plan. As of December 31, 2025 and 2024, forfeited non-vested accounts totaled $9,694 and $88,941, respectively. No forfeitures were used to reduce certain Plan fees in 2025 or 2024.
Investment Options
A participant may direct the investment of the contributions allocated to the participant’s Plan account in any of the Plan’s investment options.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2025 and 2024

Purchases and sales of securities are recorded on a trade-date basis. Investment-related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded since delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Participants were charged (from their Plan accounts) for record keeping and administration services in the amount of $6.50 quarterly ($26 per year). Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participant accounts are charged or credited to the participant accounts by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan participants who have any of their Plan account invested in the Fund. The total amount of fees charged for 2025 in connection with the Fund was $733,762.
3.    Fair Value Measurements
The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement and Disclosures (“ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:
•Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;
•Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date; and
•Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.
The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts, which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2025 and 2024.
Common stocks – Investments in common stocks are valued using a market approach at the closing price reported in an active market and are therefore considered Level 1.
Mutual funds – Investments in mutual funds, including money market mutual funds, are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are considered Level 1.
Common Collective Trusts (“CCTs”) – Investments in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The published NAV is available to institutional investors and is the basis for transactions. These investments are considered Level 2.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2025 and 2024

The CCTs are the Fidelity Institutional Asset Management Target Date (Income, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060 and 2065) Commingled Pools, the Low-Priced Stock Pool, the Growth Company Pool, International Discovery Pool and the Contrafund Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in diversified portfolios of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,409,289,821	$—	$—	$1,409,289,821
Common/collective trusts	—	6,503,879,340	—	6,503,879,340
Self-directed Brokerage Accounts*	376,939,003	—	—	376,939,003
Marathon Petroleum Corporation (“MPC”) Common Stock	849,461,397	—	—	849,461,397
Total investments, at fair value	$2,635,690,221	$6,503,879,340	$—	$9,139,569,561

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,334,090,679	$—	$—	$1,334,090,679
Common/collective trusts	—	5,409,989,104	—	5,409,989,104
Self-directed Brokerage Accounts*	293,661,753	—	—	293,661,753
MPC Common Stock	789,270,009	—	—	789,270,009
Total investments, at fair value	$2,417,022,441	$5,409,989,104	$—	$7,827,011,545
*    Includes interest-bearing cash
4.    Stable Value Fund
At December 31, 2025 and 2024, the Plan held Synthetic Investment Contracts (“SICs”) of $302,506,574 and $376,130,444, respectively, recorded at contract value. Of the remaining assets of $3,868,779 and $5,007,464 held by the Fund at December 31, 2025 and 2024, respectively, substantially all assets are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.
Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including, but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.
5.    Party-in-Interest Transactions
Transactions involving shares of MPC common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from MPC. During 2025, all shares of MPC common stock were purchased on the open market. At December 31, 2025 and 2024, the Plan held 5,223,276 and 5,657,850 shares of MPC common stock, respectively, with a fair value of $849,461,397 and $789,270,009, respectively, and a cost basis of $343,974,383 and $348,802,500, respectively.

Marathon Petroleum Thrift Plan
Notes to Financial Statements
December 31, 2025 and 2024

Certain Plan investments, amounting to $4,623,831,758 and $4,207,053,556 at December 31, 2025 and 2024, respectively, are units of funds managed by the Trustee. Certain other Plan investments, within the Fidelity BrokerageLink self-directed brokerage account Plan feature, are managed by Fidelity. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.
Certain employees and officers of Company affiliates, who may also participate in the Plan, perform administrative services for the Plan at no cost.
6.    Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of the Code and ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.
7.    Tax Status
The Plan, as amended and restated effective as of January 1, 2016, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 11, 2017, indicating that the Plan is tax qualified in form under Section 401(a) of the Code. Although the Plan has been amended, including a restatement that was effective January 1, 2023, since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is tax qualified and that the Plan’s related trust is tax-exempt.
US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025, and December 31, 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8.    Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
9.    Subsequent Events
Effective February 27, 2026, the portion of the HR&P Solutions, Inc. 401(k) Salary Reduction Plan and Trust (the “HR&P Plan”) consisting of the account balances of Plan participants who were participants in the HR&P Plan on account of their past employment with Northwind Management LLC and/or Northwind Midstream Partners LLC was spun off into the Plan.
Subsequent events were evaluated through June 24, 2026, the date the financial statements were issued.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025
(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares	Cost	Current Value
	Employer Securities:
*	Marathon Petroleum Corporation	Marathon Petroleum Corporation Common Stock	5,223,276		849,461,397

	Mutual Funds:
*	Fidelity Government Income Fund		3,637,580		33,683,991
*	Fidelity Investments MM Government		244,930,534		244,930,534
	Vanguard Small Cap Index Is Pl		376,840		134,415,100
	Vanguard Value Index Inst		4,759,303		354,615,662
	JPM Emerging Markets Eq Fund Class R6		3,558,779		148,970,494
	Baird Mid Cap Inst		4,066,813		77,350,779
	Dodge & Cox Income X		24,677,786		317,356,327
	Vanguard Total Bond Market Is Pl		10,027,322		97,966,934

	Common Collective Trusts:
*	Fidelity Contrafund Pool Class F		10,680,218		597,665,023
*	Fidelity International Discovery Pool		4,988,609		115,785,618
*	Fidelity Growth Commingled Pool Class 2		10,433,795		928,920,761
	Spartan 500 INDEX Pl Class E		4,356,278		1,416,008,079
	Spartan Ext Market Index Class E		1,579,285		300,711,637
	Spartan Intl Index E		2,163,133		385,340,466
	Allspring Special Mid Cap Value E2		3,425,171		60,470,704
*	Fidelity Freedom Blend Target Date Income Commingled Pool Class T		923,158		17,198,437
*	Fidelity Freedom Blend Target Date 2010 Commingled Pool Class T		262,744		6,137,689
*	Fidelity Freedom Blend Target Date 2015 Commingled Pool Class T		788,357		19,866,590
*	Fidelity Freedom Blend Target Date 2020 Commingled Pool Class T		2,292,208		60,193,382
*	Fidelity Freedom Blend Target Date 2025 Commingled Pool Class T		5,568,818		160,493,324
*	Fidelity Freedom Blend Target Date 2030 Commingled Pool Class T		10,438,477		317,329,686
*	Fidelity Freedom Blend Target Date 2035 Commingled Pool Class T		12,339,980		425,852,720
*	Fidelity Freedom Blend Target Date 2040 Commingled Pool Class T		10,980,300		406,600,504
*	Fidelity Freedom Blend Target Date 2045 Commingled Pool Class T		11,527,688		439,204,927
*	Fidelity Freedom Blend Target Date 2050 Commingled Pool Class T		10,367,545		389,404,989
*	Fidelity Freedom Blend Target Date 2055 Commingled Pool Class T		6,792,405		273,598,065
*	Fidelity Freedom Blend Target Date 2060 Commingled Pool Class T		4,915,343		132,714,277
*	Fidelity Freedom Blend Target Date 2065 Commingled Pool Class T		2,381,024		50,382,462

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025
(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares	Cost	Current Value

	Stable Value Contract Carriers
	JP Morgan Chase	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-11	2.39%			30,913,617
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013	2.39%			20,402,425
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813	2.39%			30,529,076
	TransAmerica Premier Life	Actively Managed Global Wrap**
	Wrapper Contract MDA01324TR-00	2.39%			29,777,792
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001	2.39%			28,998,705
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013	2.40%			35,371,331
	Pacific Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract G-027835.19	2.39%			29,642,856
	Metropolitan Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract 38086	2.39%			33,320,548
	Massachusetts Mutual	Actively Managed Global Wrap**
	Wrapper Contract 30135	2.39%			45,219,344
	Citibank	Actively Managed Global Wrap**
	Wrapper Contract FD24-115	2.40%			18,330,880
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Discount rate 3.75%			3,868,779
	BrokerageLink	Self-Directed Brokerage Accounts			376,939,003
*	Loans to Plan Participants	Interest rates ranging from 3.25% - 9.50%		—	120,028,419
	Totals				$9,565,973,333

*    Indicates party-in-interest.
**    A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

Exhibit Number	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 24, 2026	By:	/s/ Duane F. Boecker
Duane F. Boecker
Plan Administrator